UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K or Form 10KSB ☐ Form 20-F ☐ Form11-K
☒ Form 10-Q or Form 10QSB ☐ Form N-SAR ☐ FormN-CSR

For Period Ended: February 28, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Portola Packaging, Inc.

Full Name of Registrant

____________________________

Former Name if Applicable

898A Faulstich Court

Address of Principal Executive Office (Street and Number)

San Jose, CA 95112

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of Portola Packaging Inc. (the “Company”) and the Audit Committee of the Company’s Board of Directors determined the need to adjust the Company’s accounting for leases and depreciation of leasehold improvements in order to conform with generally accepted accounting principles. The Company discussed the matters disclosed in this Form 12b-25 with its independent registered public accounting firm, PricewaterhouseCoopers LLP.

The Company leases certain of its manufacturing and office facilities under operating lease agreements with various terms. Most of these agreements require the Company to pay an initial base rent for a certain period of time, with escalation based on a fixed amount or percentage tied to an economic index. Historically, when accounting for these leases, the Company’s policy was to record as rent expense the amount due for that time period according to the scheduled payments. Consequently, such escalation amounts were not included in minimum lease payments at the inception of the lease.

As a result, the Company will restate its financial statements to include escalation amounts and recognize the rent expense on a straight-line basis over the lease term, as required by generally accepted accounting principles. In addition, the Company will amortize leasehold improvements over the shorter of the economic life or term of the lease.

Due to the proximity of the date of the Company’s conclusion to restate its previously issued financial statements to the filing deadline, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2005 by the prescribed filing deadline without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael T. Morefield	(630)	326-2074

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The effects of the Company’s restatement on its previously reported financial statements are summarized as follows:

The following table reflects the effects of the restatement on the Consolidated Balance Sheets (in thousands):

	November 30, 2004	November 30, 2004
Selected Balance Sheet Data:	as previously reported	restated
Property, plant and equipment, net	$79,342	$79,185
Total assets	186,365	186,208
Accrued liabilities	6,368	6,366
Current liabilities	36,458	36,456
Other long-term obligations	180	482
Total liabilities	233,496	233,796
Accumulated other comprehensive loss	(754)	(735)
Accumulated deficit	(52,981)	(53,457)
Total shareholders equity (deficit)	(47,131)	(47,588)
Total liabilities, minority interest and shareholders’ equity (deficit)	186,365	186,208

	August 31, 2004	August 31, 2004
Selected Balance Sheet Data:	as previously reported	restated
Property, plant and equipment, net	$78,666	$78,523
Total assets	189,225	189,082
Accrued liabilities	6,895	6,893
Current liabilities	34,768	34,766
Other long-term obligations	215	467
Total liabilities	235,703	235,953
Accumulated other comprehensive loss	(1,727)	(1,706)
Accumulated deficit	(51,355)	(51,769)
Total shareholders equity (deficit)	(46,478)	(46,871)
Total liabilities, minority interest and shareholders’ equity (deficit)	189,225	189,082

	August 31, 2003	August 31, 2003
Selected Balance Sheet Data:	as previously reported	restated
Property, plant and equipment, net	$66,004	$65,905
Total assets	132,773	132,674
Accrued liabilities	6,457	6,455
Current liabilities	38,769	38,767
Other long-term obligations	385	502
Total liabilities	158,925	159,040
Accumulated other comprehensive loss	(1,882)	(1,875)
Accumulated deficit	(30,749)	(30,970)
Total shareholders equity (deficit)	(26,199)	(26,413)
Total liabilities, minority interest and shareholders’ equity (deficit)	132,773	132,674

The following table reflects the effects of the restatement on the Consolidated Statement of Operations for the three months ended November 30, 2004 (in thousands):

	as previously reported	restated
Cost of sales	$53,286	$53,341
Gross profit	9,517	9,462
Income from operations	1,652	1,597
Loss before income taxes	(691)	(746)
Net loss	(1,626)	(1,681)

The following table reflects the effects of the restatement on the Consolidated Statement of Operations for the year ended August 31, 2004 (in thousands):

	as previously reported	restated
Cost of sales	$201,650	$201,808
Gross profit	40,857	40,699
Selling, general and administrative	30,867	30,894
Loss from operations	(799)	(984)
Loss before income taxes	(19,413)	(19,598)
Net loss	(20,606)	(20,791)

The following table reflects the effects of the restatement on the Consolidated Statement of Operations for the three months ended February 29, 2004 (in thousands):

	as previously reported	restated
Cost of sales	$47,454	$47,498
Gross profit	6,755	6,711
Loss from operations	(4,556)	(4,600)
Loss before income taxes	(10,789)	(10,833)
Net loss	(10,740)	(10,784)

The following table reflects the effects of the restatement on the Consolidated Statement of Operations for the six months ended February 29, 2004 (in thousands):

	as previously reported	restated
Cost of sales	$95,415	$95,478
Gross profit	18,632	18,569
Loss from operations	(2,451)	(2,514)
Loss before income taxes	(10,988)	(11,051)
Net loss	(11,730)	(11,793)

The following table reflects the effects of the restatement on the Consolidated Statement of Operations for the year ended August 31, 2003 (in thousands):

	as previously reported	restated
Cost of sales	$166,689	$166,777
Gross profit	48,626	48,538
Income from operations	13,045	12,957
Income before income taxes	340	252
Net loss	(1,731)	(1,819)

The following table reflects the effects of the restatement on the Consolidated Statement of Operations for the year ended August 31, 2002 (in thousands):

	as previously reported	restated
Cost of sales	$157,133	$157,270
Gross profit	53,624	53,487
Income from operations	18,180	18,043
Income before income taxes	6,815	6,678
Net income	4,573	4,436

The following table reflects the effects of the restatement on the Consolidated Statement of Cash Flows for the three months ended November 30, 2004 (in thousands):

	as previously reported	restated
Net cash provided by operating activities	$1,181	$1,141
(Decrease) in other assets	49	76
Net cash used in investing activities	(2,544)	(2,517)
Other financing activities	—	13
Net cash used in financing activities	(4,026)	(4,013)

The following table reflects the effects of the restatement on the consolidated Statement of Cash Flows for the year ended August 31, 2004 (in thousands):

	as previously reported	restated
Net cash used in operating activities	$(383)	$(493)
Increase in other assets	(635)	(525)
Net cash used in investing activities	(53,038)	(52,928)

The following table reflects the effects of the restatement on the consolidated Statement of Cash Flows for the six months ended February 29, 2004 (in thousands):

	as previously reported	restated
Net cash provided by operating activities	$254	$211
Increase in other assets	(376)	(346)
Net cash used in investing activities	(45,319)	(45,289)
Other financing activities	—	13
Net cash provided by financing activities	55,278	55,291

The following table reflects the effects of the restatement on the Consolidated Statement of Cash Flows for the year ended August 31, 2003 (in thousands):

	as previously reported	restated
Net cash provided by operating activities	$14,294	$14,305
(Decrease) in other assets	505	526
Net cash used in investing activities	(10,582)	(10,561)
Other financing activities	—	(32)
Net cash used in financing activities	(3,870)	(3,902)

The following table reflects the effects of the restatement on the Consolidated Statement of Cash Flows for the year ended August 31, 2002 (in thousands):

	as previously reported	restated
Net cash provided by operating activities	$24,291	$24,433
Increase in other assets	(530)	(558)
Net cash used in investing activities	(10,927)	(10,955)
Other financing activities	—	(114)
Net cash used in financing activities	(12,135)	(12,249)

PORTOLA PACKAGING REPORTS SECOND QUARTER RESULTS

On April 12, 2005 Portola Packaging, Inc. reported results for its second quarter of fiscal year 2005, ended February 28, 2005. Sales were $63.1 million compared to $54.2 million for the same quarter of the prior year. For the first six months of fiscal 2005, sales were $125.9 million compared to $114.0 million for the first six months of fiscal 2004, an increase of 10.4%. Portola reported an operating loss of $0.5 million for the second quarter of fiscal year 2005, compared to an operating loss of $4.6 million for the second quarter of fiscal year 2004. For the first six months of fiscal 2005, the Company had operating income of $1.0 million compared to an operating loss of $2.6 million for the first six months of fiscal year 2004. Portola reported a net loss of $5.2 million for the second quarter of fiscal year 2005 compared to a net loss of $10.8 million for the same period of fiscal year 2004, and a net loss of $6.9 million for the first six months of fiscal 2005 compared to a net loss of $11.8 million for the same period in fiscal 2004.

The improvement of $5.6 million in the net loss for the second quarter of fiscal year 2005 as compared to the same period in fiscal year 2004 is primarily attributed to increased sales volume in Canada and Portola Tech International, reduced spending levels, a decrease in headcount and a decrease of $1.3 million in restructuring costs. These improvements were partially offset by higher legal expenses and lower foreign currency gains. In addition, in the second quarter of fiscal 2004, one time plant consolidation and relocation expenses of $1.0 million and a $1.9 million loss on the redemption of warrants were reported.

Portola Packaging, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2005	By:	/s/ Michael T. Morefield
Michael T. Morefield
		Title:	Senior Vice President and Chief Financial Officer